UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40727

Southern States Bancshares, Inc.

(Exact name of registrant as specified in its charter)

615 Quintard Ave.

Anniston, Alabama 36201

(256) 241-1092

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.00% Fixed-to-Floating Rate Subordinated Notes due 2032 (Title of each class of securities covered by this Form) 3.50% Fixed-to-Floating Rate Subordinated Notes due 2032

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Six (6)*

*On July 1, 2025, pursuant to the Agreement and Plan of Merger, dated as of March 31, 2025, by and between Southern States Bancshares, Inc. (“Southern States”) and FB Financial Corporation (“FB Financial”), Southern States merged with and into FB Financial, with FB Financial as the surviving corporation (the “Merger”). In connection with the Merger, FB Financial assumed, pursuant to that certain Supplemental Indenture, dated July 1, 2025 by and among UMB Bank, N.A., FB Financial, and Southern States, the debt securities covered by this Form 15.

Pursuant to the requirements of the Securities Exchange Act of 1934, FB Financial has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 16, 2025	FB Financial Corporation, as successor by merger to Southern States Bancshares, Inc.

	By:	/s/ Michael M. Mettee
	Name:	Michael M. Mettee
	Title:	Chief Financial Officer (Principal Financial Officer)